News Release

For Immediate Release

Stantec acquires ACEx Technologies, Inc.

EDMONTON AB (May 15, 2006) TSX:STN; NYSE : SXC

Stantec announced today that it has completed the acquisition of communications system engineering firm ACEx Technologies, Inc. ACEx is a 25-person firm specializing in transit, rail and power communications, and control systems engineering. This acquisition will add new locations for Stantec in Oakland, California, and Irving, Texas.

ACEx has provided systems engineering expertise for the development of many light rail transit (LRT) systems in the western United States, as well as supervisory control and data acquisition (SCADA) and other control systems for power utility authorities. In addition, ACEx has recently started providing engineering services for the design of airport security systems.

“Acquiring ACEx helps to broaden our service offerings,” says Stantec President & CEO Tony Franceschini. “ACEx’s expertise and leadership in control and communication systems engineering are in the top tier and are complementary to the services we provide in several of our practice areas.”

Since 1979 ACEx Technologies, Inc. has been a leader in the communications solutions field with a specialization in light rail transit. Transit clients that ACEx has provided engineering services for include Bay Area Rapid Transit system (BART), Santa Clara Valley Transportation Authority (VTA), Caltrain in the San Francisco Bay Area; Tri-Met in Portland, Oregon; Dallas Area Rapid Transit (DART); Sound Transit in Seattle, Washington; Los Angeles County Metropolitan Transportation Authority (LACMTA) in Los Angeles, California; Metro in St. Louis, Missouri; Hiawatha LRT in Minneapolis, Minnesota; and Metropolitan Transit Development Board (MTDB) in San Diego, California.

“Joining with Stantec is a wonderful opportunity for our employees and clients,” says Raymond Louis, President, ACEx Technologies, Inc. “With Stantec’s North American reach, we will have the ability to apply our expertise in exciting projects across the continent.”

For more information please visit: http://announcements.stantec.com/acex

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Kris Connor Media Relations Stantec Tel: (780) 969-2015	Investor Contact Laura Waye Investor Relations Stantec Tel: (780) 969-2073	ACEx Technologies, Inc. Raymond Louis President ACEx Technologies, Inc. Tel: (510) 652-1412

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